[redacted]

09012038

FORM 11-K

(Mark One)

☐ **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended 12/31/2008

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______________________ to ______________________

Commission file number 1-15170

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

2. An audited statement of income and changes in plan equity for each of the latest three fiscal years of the plan (or such lesser period as the plan has been in existence).

3. The statements required by Items 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X (17 CFR 210.6A-01—.6A-05).

4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant, except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

GlaxoSmithKline Retirement Savings Plan
(Name of Plan)

Date 6/21/09

(Signature) *
Michelle Killian
V.P., US Benefits

*Print name and title of the signing official under the signature.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2009

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Auditors

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2009

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-87421) of GlaxoSmithKline, of our report dated June 15, 2009 relating to the financial statements and related supplemental schedule of the GlaxoSmithKline Retirement Savings Plan, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2009

PRICEWATERHOUSECOOPERS

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2008 and 2007
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2008

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2008 and 2007
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2008

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2008 and 2007

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GlaxoSmithKline Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GlaxoSmithKline Retirement Savings Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2009

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31, 2008 $	December 31, 2007 $
Assets:		
Cash equivalents	282,242,440	177,198,022
Investments at fair value	3,201,941,339	4,503,347,920
Participant loans receivable	52,183,226	53,903,782
Total funds	3,536,367,005	4,734,449,724
Receivables:		
Employer contributions	3,466,571	362,614
Participant contributions	5,396,073	541,905
Dividends and interest	9,914,060	8,736,408
Total receivables	18,776,704	9,640,927
Total assets	3,555,143,709	4,744,090,651
Liabilities:		
Accrued management fees	140,716	844,439
Investment purchases payable	2,327,136	-
Total liabilities	2,467,852	844,439
Net assets available for benefits at fair value	3,552,675,857	4,743,246,212
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	44,131,483	1,197,015
Net assets available for benefits	3,596,807,340	4,744,443,227

See accompanying notes to the financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31, 2008 $	2007 $
Additions:		
Additions to net assets attributed to:		
Investment income:		
Interest	29,312,254	26,552,354
Dividends	108,273,776	204,548,923
	137,586,030	231,101,277
Contributions:		
Participant	218,344,997	225,669,604
Employer	137,141,510	134,018,976
	355,486,507	359,688,580
Total additions	493,072,537	590,789,857
Deductions:		
Deductions from net assets attributed to:		
Net depreciation in fair value of Investments	1,318,283,667	7,719,517
Benefits paid to participants	322,255,277	297,545,289
Administrative expenses	168,732	2,425,236
Total deductions	1,640,707,676	307,690,042
Plan Transfers:		
Plan transfers (to) / from merged plans	(748)	6,397,732
Total plan transfers	(748)	6,397,732
Net (decrease) / increase	(1,147,635,887)	289,497,547
Net assets available for benefits:		
Beginning of year	4,744,443,227	4,454,945,680
End of year	3,596,807,340	4,744,443,227

See accompanying notes to the financial statements.

GLAXOSMITHKLINE
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The following description of the GlaxoSmithKline Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SmithKline Beecham Corporation doing business as GlaxoSmithKline (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Under the terms of the Plan, eligible employees with one hour of credited service may voluntarily elect to contribute pre-tax contributions ranging from 1% to 50% of their eligible compensation, as defined in the Plan agreement. Participants who have attained age 50 before the end of the Plan year are also eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified retirement plans or individual retirement accounts, subject to the terms of the Plan. Participants may direct the investment of their contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is invested directly into GlaxoSmithKline plc American Depository Shares (ADSs). The stock ownership account investments can be changed at any time.

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments

As of January 1, 2007, all nonparticipant-directed investments to the Company stock ownership account ceased. Under the new policy, contributions will initially be invested in GSK stock, but the account, including prior year accumulations in the stock ownership account, can be diversified at any point into any of the other investment funds offered in the Plan.

1. Description of the Plan, continued:

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

Payment of Benefits

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution of cash or ADSs of GlaxoSmithKline plc, if the participant account balance is less than $5,000. If the account balance is greater than $5,000, participants have the option of selecting payments in the form of annual instalments over a period not extending beyond 5 years or as a lump sum distribution. Participants may postpone their withdrawal until as late as age 70-1/2, unless the participant remains an active employee.

Participants may withdraw participant after-tax contributions, after-tax earnings and prior Company matching contributions during employment.

Prior to age 59-1/2, participant pre-tax contributions may only be withdrawn in the event of financial hardship and then only after the withdrawal of the value of all participant after-tax contributions, prior employer contributions and rollover contributions. Withdrawals of participant pre-tax contributions during employment may cause the participant to become ineligible to participate in the Plan for a period of 12 months following the withdrawal. After age 59-1/2, participants may withdraw their pre-tax, after-tax and rollover contributions and earnings at any time.

Participant Loans Receivable

Participants may borrow from their vested fund accounts a minimum loan amount of $1,000 up to a maximum loan amount equal to the lesser of $50,000 or 50 percent of their account balance (excluding Employer contributions). Loan transactions are treated as transfers from the applicable investment option to the Participant Notes Fund. Loan terms range from 1-5 years, or up to 15 years for the purchase of a primary residence. Interest rates range between 5.00%-10.83% with maturity between 2009-2022)

The loans are collateralized by the balance in the participant's account and bear interest at a rate equal to the prime rate plus one percent, as determined by the Plan administrator. Principal and interest is paid ratably through bi-weekly payroll deductions. Participants must pay a one time loan processing fee of $50.

Administrative Expenses

Certain Administrative Expenses, specifically management and custodial fees relating to fund oversight, are paid directly by the Plan. Other administrative expenses of the Plan are paid by the Company. During the years ended December 31, 2008 and 2007, the Company paid administrative expenses of $1,843,014 and $617,294 respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Accounting Standards:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

During 2006, the Plan began to invest in Common Collective Trusts (CCT) which has fully benefit responsive investment contracts among its investments. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). The standard defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements).

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, "Disclosure about Derivative Instruments and Hedging Activities - an amendment of FASB statement number 133" (SFAS 161). The standard enhances the disclosure requirements about an entity's derivative and hedging activities. The standard is effective for fiscal years beginning after November 15, 2008. Plan management is evaluating the impact of this statement on the plan's financial statements, if any.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common/collective trust funds are stated at the unit value of common/collective trust portfolio which is based on the fair value of the underlying trust investments. Synthetic investment contracts are stated at the fair value of the underlying assets of the wrapped synthetic contract, which principally consists of commingled funds holding high-quality bond portfolios, combined with wrap contracts. The fair value of wrap contracts associated with the synthetic investment contracts is determined based on replacement cost, which approximates fair market value. Participant loans receivable are valued at cost, which approximates fair market value.

2. Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded when paid.

Reclassifications:

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

3. Synthetic Investment Contracts

Synthetic investment contracts (wrap contracts) are agreements with high quality banks and insurance companies which are designed to help preserve principal and provide a stable crediting rate. The wrap contracts are fully benefit responsive and provide that all participant initiated withdrawals permitted under the Plan will be paid at contract value. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Each wrap contract's crediting rate formula is designed to provide a stable return during rising or falling interest rates. The synthetic investment contracts serve to smooth the impact of fluctuating interest rates and bond prices by amortizing the gains or losses over the duration of the portfolio. The smoothing function allows the stable value portfolio yield to track the general direction of interest rate changes without the day-to-day price volatility of traditional bond portfolios.

The crediting rate on each wrap contract resets quarterly such that at least one wrap contract within the portfolio of synthetic investment contracts resets each month. The crediting interest rate is based on a formula agreed upon with the issuer. The crediting rate formula will be applied using information as of the last business day of the second calendar month before crediting rate reset date. The terms of each wrap agreement stipulate a crediting rate floor of 0%. The average aggregate yields for the synthetic investment contracts as of December 31, 2008 and 2007, respectively, were as follows:

Average yields:	**2008**	**2007**
Based on actual earnings	6.30%	5.65%
Based on interest rate credited to participants	3.83%	4.99%

Automatic termination of the wrap contract will occur if the contract value or the market value of the contract equals zero; the contracts may also be terminated in the event of a default. Withdrawals due to plant closings, layoffs, bankruptcy, mergers, and early retirement incentives are paid out at contract value so long as the employee experienced a bona fide job loss. Withdrawals at contract value are limited to employee initiated events. Any event that is employer initiated would result in withdrawal at market value (which may be significantly less than current fair value). If the assets were transferred to another synthetic contract within the Plan's synthetic contract portfolio, the market value to contract value loss in existence on the termination date, if any, would be transferred to the new contract and the loss would be amortized through future crediting resets.

4. Investments:

Investments held by the Plan as of December 31, 2008 and 2007 are as follows:

	2008	2007
	$	$
Cash equivalents	282,242,440	177,198,022
ADSs:		
GlaxoSmithKline plc *, **	550,537,718	738,391,427
Mutual funds:		
Vanguard US Growth & Income Fund*	186,759,698	328,726,619
Vanguard Windsor II Fund*	216,550,492	386,622,687
American EuroPac Fund*	184,142,978	331,500,075
Various	513,824,597	632,269,615
	1,101,277,767	1,679,118,996
Common/Collective trust funds:		
SSGA EAFE Index Fund	102,996,361	200,428,195
SSGA Russell 2000 Index Fund	164,828,012	269,503,689
SSGA 500 Index Fund*	408,102,277	698,411,162
SSGA Lehman Aggregate*	297,343,413	282,332,938
SSGA Mid Cap Index Fund	21,612,383	18,575,415
SSGA Market Index Fund	22,527,114	25,186,998
T. Rowe New Horizons Fund	53,638,819	93,876,521
	1,071,048,379	1,588,314,918
Stable Value CIT	12,567,418	13,787,623
Synthetic investment contracts stated at fair value	466,510,058	497,522,579
Investment sub-total	3,201,941,340	4,517,135,543
Participant loans receivable	52,183,226	53,903,782
Total investments	3,536,367,005	4,734,449,724

* The denoted investments represent 5% or more of the Plan's net assets.

** Includes nonparticipant-directed investments which are noted below in Note 4.

During 2008 and 2007, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $1,318,283,667 and $7,719,517 respectively, as follows:

	For the year ended December 31,	
	2008	2007
	$	$
GlaxoSmithKline ADSs	(190,425,760)	(30,100,706)
Mutual funds	2,074,788,653	(62,675,105)
Common/collective trust funds	(566,079,224)	85,056,294
	1,318,283,667	(7,719,517)

FAS 157 Disclosures

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimise the use of unobservable inputs.

- Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
- Mutual funds: Valued at the net asset value ('NAV") of shares held by the plan at year end.
- Participant loans: Valued at amortized cost, which approximates fair value.
- Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FAS 157: Assets at Fair Value as of December 31, 2008

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash Equivalents	282,242,440	-	-	282,242,440
GlaxoSmithKline ADSs	550,537,718	-	-	550,537,718
Mutual Funds	1,101,277,767	-	-	1,101,277,767
Common/collective trust funds and Synthetic GICs	-	1,537,558,437	-	1,537,558,437
Stable Value CIT	-	12,567,418	-	12,567,418
Participant loans	-	-	52,183,226	52,183,226
	1,934,057,925	1,550,125,855	52,183,226	3,536,367,005

Level 3 assets as of December 31,2008

	Particpant Loans $
Balance at beginning of year	53,903,782
Realized gains / (losses)	-
Unrealized gains / (losses) relating to instruments still held as at December 31, 2008	-
Purchases, sales, issuances and settlements (net)	(1,720,556)
Balance as of December 31, 2008	52,183,226

5. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2008, the Plan purchased GlaxoSmithKline ADSs in the amount of $681,431,516 and sold GlaxoSmithKline ADSs in the amount of $603,922,750. In 2007, the Plan purchased GlaxoSmithKline ADSs in the amount of $14,946,995 and sold GlaxoSmithKline ADS in the amount of $147,908,212.

6. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

7. Tax Status:

The Internal Revenue Service has determined and informed the Company, in a letter dated February 25, 2004 that the Plan and Related trust are designed in accordance with Section 401(a) of the Internal Revenue Code (IRC) and is exempt from taxation under Section 501(a). The Plan administrator and the Plan's tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

8. Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

	$
Net assets available for benefits per the financial statements	3,596,807,340
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(44,131,483)
Net assets available for benefits per Form 5500	3,552,675,856

	$
Net deductions per the Statement of Changes in Net Assets available for benefits per financial statements	(825,211,130)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(44,131,483)
Total income per Form 5500, Schedule H	(869,342,613)

9. Risks and Uncertainties:

The Plan invests in various investment options including registered investment companies and common collective trusts that invest in stocks, including GlaxoSmithKline ADSs, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

	Fair Value
Cash Equivalents:	
Vanguard Prime Money	206,165,469
State Street Bank STIF*	76,076,972
ADSs:	
GlaxoSmithKline plc*	550,537,718
Mutual funds:	
Vanguard Windsor II Fund	216,550,492
Vanguard US Growth Fund	52,762,948
Vanguard US Growth & Income Fund	186,759,698
PIMCO Total Return Fund	73,671,854
Vanguard Selected Value Fund	16,295,142
Vanguard Mid-Cap Growth Fund	32,260,223
Royce - Special Equity Fund	15,306,241
Templeton Foreign Fund	74,967,242
American EuroPac Fund	184,142,978
Vanguard Target Retirement Income Fund	22,714,408
Vanguard Target Retirement 2010 Fund	31,126,266
Vanguard Target Retirement 2015 Fund	22,948,166
Vanguard Target Retirement 2020 Fund	63,850,797
Vanguard Target Retirement 2025 Fund	17,179,700
Vanguard Target Retirement 2030 Fund	47,394,100
Vanguard Target Retirement 2035 Fund	9,009,327
Vanguard Target Retirement 2040 Fund	28,074,219
Vanguard Target Retirement 2045 Fund	4,068,323
Vanguard Target Retirement 2050 Fund	2,195,641
Common/collective trust funds:	
SSGA 500 Index Fund*	408,102,277
SSGA Lehman Aggregate*	297,343,413
SSGA Russell 2000 Index Fund*	164,828,012
SSGA Market Index Fund*	22,527,114
SSGA Mid Cap Index Fund*	21,612,383
SSGA EAFE Index Fund*	102,996,361
T. Rowe New Horizons Fund	53,638,819
Stable Value CIT	12,567,418
Synthetic investment contracts**	466,510,058
Participant loans* (Interest rate: 5.00%-10.83%; Maturity: 2009-2022)	52,183,226
Total Investments	3,536,367,005

* Denotes a party-in-interest
** See Attached Schedule

SUPPLEMENTAL SCHEDULE

GLAXOSMITHKLINE RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(continued)
December 31, 2008

Contract Issuer	Underlying Asset	Fair Market Value	Contract Value
		$	$
Synthetic Investment Contracts:			
Monumental Life Ins	Dwight Target 2 Fund	84,345,090	92,103,456
	Dwight Target 5 Fund	4,427,004	4,834,215
	Dwight Core Fund	38,753,758	42,318,469
	Dwight Inst Core Plus Fund	26,669,631	29,122,800
State Street Bank	Dwight Target 2 Fund	92,287,596	100,776,542
	Dwight Target 5 Fund	4,843,880	5,289,438
	Dwight Core Fund	42,403,075	46,303,463
	Dwight Inst Core Plus Fund	29,181,025	31,865,200
AIG Financial Products	Dwight Target 2 Fund	78,548,802	85,774,004
	Dwight Target 5 Fund	4,122,775	4,502,003
	Dwight Core Fund	36,090,557	39,410,297
	Dwight Inst Core Plus Fund	24,836,865	27,121,449
		466,510,058	509,421,336

PRICEWATERHOUSECOOPERS

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2008 and 2007
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2008

GSK PUERTO RICO RETIREMENT SAVINGS PLAN

FINANCIAL STATEMENTS
as of and for the years ended
December 31, 2008 and 2007
AND SUPPLEMENTAL SCHEDULE
as of December 31, 2008

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE
for the years ended December 31, 2008 and 2007

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
Two Commerce Square, Suite 1700
2001 Market Street
Philadelphia PA 19103-7042
Telephone (267) 330 3000
Facsimile (267) 330 3300

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
GSK Puerto Rico Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of GSK Puerto Rico Retirement Savings Plan (the "Plan") at December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

Philadelphia, PA
June 15, 2009

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,	
	2008	2007
Assets:	$	$
Cash and cash equivalents	4,608,227	4,292,029
Investments at fair value	34,500,131	48,140,688
Total funds	39,108,358	52,432,717
Receivables:		
Employer contributions	21,587	63,450
Participant contributions	33,102	93,189
Dividends and interest receivable	194,113	331,867
Total receivables	248,802	488,506
Total assets	39,357,160	52,921,223
Liabilities:		
Accrued management fees	629	2,549
Total liabilities	629	2,549
Net assets available for benefits at fair value	39,356,531	52,918,674
Adjustment from fair value to contract or interest in collective trust relating to fully benefit-responsive investment contracts	125,756	(80,788)
Net assets available for benefits	39,482,287	52,837,886

See accompanying notes to the financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For the year ended December 31,	
	2008	2007
Additions:	$	$
Additions to net assets attributed to:		
Investment income:		
Interest	22,849	427,267
Dividends	1,368,609	1,252,419
	1,391,458	1,679,686
Contributions:		
Participant	2,978,488	5,460,741
Employer	1,909,648	3,382,040
	4,888,136	8,842,781
Total additions	6,279,594	10,522,467
Deductions:		
Deductions from net assets attributed to:		
Net depreciation in fair value of investments	10,318,209	227,837
Benefits paid to participants	9,314,543	11,682,240
Administrative expenses	2,441	6,572
Total deductions	19,635,193	11,916,649
Net decrease	(13,355,599)	(1,394,181)
Net assets available for benefits:		
Beginning of year	52,837,886	54,232,067
End of year	39,482,287	52,837,886

See accompanying notes to the financial statements.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan:

The following description of the GSK Puerto Rico Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General:

The Plan is a defined contribution plan sponsored by SmithKline Beecham (Cork) Limited (the "Company"). The Plan was established to encourage and assist Company employees to save regularly for retirement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions:

Each year, participants may contribute up to 10% of pre-tax annual compensation and up to 10% of after-tax annual compensation, as defined in the Plan. Participants may direct the investment of the contributions into various investment options offered by the Plan and may change those options at any time during the year.

The Company contributes matching contributions to participating employees with one year of service in an amount equal to 100% of the employee's pre-tax contribution not in excess of 4% of the employee's eligible compensation as defined by the Plan. Additionally, after completion of one year of service, the Company provides for stock ownership account contributions of 2% of eligible employee compensation, regardless of whether the employee voluntarily contributes to the Plan. The stock ownership account contribution is invested directly into GlaxoSmithKline plc American Depository Shares (ADSs).

Participant Accounts:

Each participant's account is credited with the participant's contributions, Company contributions and an allocation of Plan earnings and charged with an allocation of administrative expenses. The earnings of investments are allocated daily to the individual accounts of participants. These allocations are based on each participant's relative interest in the fair value of the assets held in each fund, except for dividends and unrealized appreciation and depreciation on the ADSs of GlaxoSmithKline plc, which are allocated based upon the number of units held in the individual accounts of participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Nonparticipant-Directed Investments

As of January 1, 2007, all nonparticipant-directed investments from the Company stock ownership account ceased. Under the new policy, contributions will initially be invested in GSK stock, but the account, including prior year accumulations in the stock ownership, can be diversified at any point into any of the other investment funds offered in the Plan.

Vesting:

Participants are immediately and fully vested in their participant contributions, Company matching contributions and stock ownership account contributions, plus actual earnings thereon.

1. Description of the Plan, continued:

Payment of Benefits:

Participants may withdraw their after-tax contributions and Company matching contributions made prior to July 1, 2001, during employment. Post July 1, 2001, Company matching contributions may not be withdrawn until termination of employment as defined in the Plan document.

Participants become entitled to payment of the total value of their accounts at the time of termination, retirement, disability, or death. Payment is in the form of a lump sum distribution as cash or ADSs of GlaxoSmithKline plc.

Administrative Expenses:

Certain administrative expenses, specifically management fees relating to fund oversight, are paid directly by the Plan. Certain administrative functions are performed by officers or employees of the SmithKline Beecham Corporation, doing business as GlaxoSmithKline. No such officer or employee receives compensation from the Plan. Administrative expenses for the trustee and custodian's fees are paid directly by the Company. During the years ended December 31, 2008 and 2007, the Company paid administrative expenses of $57,689 and $26,521, respectively, on behalf of the Plan.

2. Summary of Significant Accounting Policies:

Basis of Presentation:

The accompanying financial statements have been prepared on the accrual basis of accounting.

Accounting Standards:

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, *Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans* (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

During 2006, the Plan began to invest in Common Collective Trusts (CCT) which has fully benefit responsive investment contracts among its investments. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

In September 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard No. 157, "Fair Value Measurements" (SFAS 157). The standard defines fair value and outlines a framework for measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1measurements) and the lowest priority to unobservable inputs (level 3 measurements).

In March 2008, the FASB issued Statement of Financial Accounting Standard No. 161, "Disclosure about Derivative Instruments and Hedging Activities - an amendment of FASB statement number 133" (SFAS 161). The standard enhances the disclosure requirements about an entity's derivative and edging activities. The standard is effective for fiscal years beginning after November 15, 2008. Plan management is evaluating the impact of this statement on the Plan's financial statements, if any.

2. Summary of Significant Accounting Policies, continued:

Investment Valuation and Income Recognition:

The Plan's investments are stated at fair value. The fair value of GlaxoSmithKline plc ADSs are based upon quoted market prices obtained from the New York Stock Exchange. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Investments in common/collective trust funds are stated at the unit value of common/collective trust portfolio which is based on the fair value of the underlying trust investments. Units of common/collective trust funds are valued at the unit value of units held by the Plan at year-end.

Purchases and sales of investments are recorded on the trade-date basis. Interest Income is recognized as earned. Dividend income is recorded on the ex-dividend date.

The Plan presents in the statement of changes in net assets the net appreciation and depreciation in the fair value of its investments which includes realized gains and losses and unrealized appreciation and depreciation.

Reclassifications:

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Benefits Paid to Participants:

Benefits paid to participants from participants' accounts are recorded when paid.

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

3. Investments:

Investments held by the Plan as of December 31, 2008 and 2007 are as follows:

	2008	2007
	$	$
Cash & Cash Equivalents* :	4,608,227	4,292,029
ADSs:		
GlaxoSmithKline plc*, **	12,326,083	19,407,709
Mutual funds:		
Vanguard Target Retirement	637,216	443,168
Vanguard 2010	453,560	581,439
Vanguard 2015	204,169	288,965
Vanguard 2020	467,716	611,636
Vanguard 2025	154,025	156,360
Vanguard 2030	276,597	445,405
Vanguard 2035	210,864	233,914
Vanguard 2040	270,053	478,440
Vanguard 2045	105,331	150,607
Vanguard 2050	27,710	70,301
Total Mutual Funds	2,807,241	3,460,235
Common/collective trust funds:		
State Street S&P 500 Flagship Fund*	5,237,702	8,960,978
State Street Russell 2000 Index Fund	1,008,195	1,573,215
State Street Total Market Index Fund	113,364	152,410
State Street Midcap Index Fund	115,206	132,807
State Street EAFE Index Fund	1,413,386	2,549,766
State Street Lehman Aggregate Index Fund	1,491,956	1,218,409
Vanguard Retirement Savings Trust IV*	9,987,000	10,685,159
Total common/collective trust funds	19,366,809	25,272,744
Total investments	39,108,358	52,432,716

* The denoted investments represent 5% or more of the Plan's net assets.

** Includes nonparticipant-directed investments (See Note 4).

3. Investments, (continued):

During 2008 and 2007, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $10,318,209 and $227,837, respectively, as as follows:

	December 31,	
	2008	2007
	$	$
Net Assets:		
GlaxoSmithKline ADSs	(4,780,394)	(991,016)
Mutual Funds	(1,033,078)	156,561
Common/collective trust funds	(4,504,737)	606,618
	(10,318,209)	(227,837)

4. Related Party Transactions

Certain Plan investments are short term investment funds and common/collective trust funds managed by State Street Bank and Trust Company. State Street Bank and Trust Company is the custodian and trustee of the Plan and, therefore, these transactions qualify as party-in-interest transactions.

The GlaxoSmithKline Stock Fund invests in American Depository Shares ("ADSs") each of which represents two ordinary shares of GlaxoSmithKline plc. In 2008, the Plan purchased GlaxoSmithKline ADSs in the amount of $8,388,612 and sold GlaxoSmithKline ADSs in the amount of $11,173,244. In 2007, the Plan purchased GlaxoSmithKline ADSs in the amount of $1,551,708 and sold GlaxoSmithKline ADSs in the amount of $3,032,872.

FAS 157 Disclosures

Level 1
Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2
Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;
- Quoted prices for identical or similar assets or liabilities in inactive markets;
- Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability

Level 3
Inputs to the valuation methodology are unobservable and significant to the fair value

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimise the use of unobservable inputs.

- Common stocks, corporate bonds and U.S. government securities: Valued at the closing price reported on the active market on which the individual securities are traded.
- Mutual funds: Valued at the net asset value ('NAV") of shares held by the plan at year end.
- Participant loans: Valued at amortized cost, which approximates fair value.
- Guaranteed investment contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

FAS 157: Assets at Fair Value as of December 31, 2008

	Level 1 $	Level 2 $	Level 3 $	Total $
Cash Equivalents	4,608,227	-	-	4,608,227
GlaxoSmithKline ADSs	-	12,326,083	-	12,326,083
Mutual Funds	2,807,242	-	-	2,807,242
Common/collective trust funds	-	19,366,806	-	19,366,806
	7,415,469	31,692,889	-	39,108,358

5. Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

6. Federal Income Taxes:

Effective January 17, 2001, the Plan is a profit-sharing plan intended to comply with the requirements of Section 1165(a) of the Puerto Rico Internal Revenue Code of 1994, as amended (the "PR Code"). The Plan's trust is exempt from Puerto Rico income taxation under Section 1165(a) of the PR Code. Since all Plan participants are residents of the Commonwealth of Puerto Rico, pursuant to Section 1022(i) (1) of the Employee Retirement Income Security Act of 1974, as amended, the Plan's trust is exempt from federal income taxation under Section 501(a) of the U.S. Code. The Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements.

7. Risks and Uncertainties:

The Plan invests in various investment options including registered investment companies and common collective trusts that invest in stocks, including GlaxoSmithKline ADSs, bonds, fixed-income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investments will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

8. Reconciliation to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2008 to Form 5500:

	$
Net assets available for benefits per the financial statements	39,482,287
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(125,756)
Net assets available for benefits per Form 5500	39,356,531

	$
Net deductions per the Statement of Changes in Net Assets available for benefits per financial statements	(4,038,615)
2008 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(125,756)
2007 Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(80,788)
Total income per Form 5500, Schedule H	(4,245,159)

SUPPLEMENTAL SCHEDULE

GSK PUERTO RICO RETIREMENT SAVINGS PLAN
SCHEDULE H, line 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

	Fair Value
Cash Equivalents:	
Vanguard Prime Money	4,131,474
State Street Bank STIF*	332,081
Cash	144,672
ADSs:	
GlaxoSmithKline plc*	12,326,083
Mutual funds:	
Vanguard Target Retirement	637,216
Vanguard 2010	453,560
Vanguard 2015	204,169
Vanguard 2020	467,716
Vanguard 2025	154,025
Vanguard 2030	276,597
Vanguard 2035	210,864
Vanguard 2040	270,053
Vanguard 2045	105,331
Vanguard 2050	27,710
Common/collective trust funds:	
State Street S&P 500 Flagship Fund*	5,237,702
State Street Russell 2000 Index Fund*	1,008,195
State Street Total Market Index Fund*	113,364
State Street Midcap Index Fund*	115,206
State Street EAFE Index Fund*	1,413,386
State Street Lehman Aggregate Index Fund*	1,491,956
Vanguard Retirement Savings Trust IV	9,987,000
Total Investments	39,108,358

* Denotes a party-in-interest